UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

General

The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-284423), Registration Statement on Form F-3 (File No. 333-291917) and Registration Statement on Form S-8 (File No. 333--264089).

On April 29, 2026, Vision Marine Technologies Inc. (the “Company”) announced that its common shares will commence trading on the TSX Venture Exchange on May 1, 2026. A copy of the press release entitled, “Vision Marine Technologies to Commence Trading on TSX Venture Exchange” is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

Exhibit Index

No.

99.1	Press Release issued by Vision Marine Technologies Inc. on April 29, 2026, entitled “Vision Marine Technologies to Commence Trading on TSX Venture Exchange”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: April 29, 2026	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer